Linktone Reports Unaudited Second quarter 2009 Results

BEIJING, China, August 25, 2009 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Results for the Second quarter

•	The Company recorded wireless value-added services (“WVAS”) and other revenues of $18.3 million, compared with $14.8 million in the first quarter of 2009 and $14.5 million in the second quarter of 2008.

•	GAAP net income of $0.9 million, compared with net income of $0.3 million in the first quarter of 2009 and a net loss of $10.6 million in the second quarter of 2008.

•	GAAP net income from continuing operations of $0.7 million, compared with net income from continuing operations of $0.1 million in the first quarter of 2009 and net income from continuing operations of $0.6 million in the second quarter of 2008.

•	GAAP net income per fully diluted American Depositary Share (“ADS”) of $0.02, compared with net income of $0.01 for the first quarter of 2009 and a net loss of $0.26 for the second quarter of 2008.

•	Non-GAAP net income* of $0.9 million, compared with non-GAAP net income of $0.5 million in the first quarter of 2009 and a non-GAAP net loss of $4.4 million in the second quarter of 2008.

•	Non-GAAP net income per fully diluted ADS of $0.02, compared with non-GAAP net income of $0.01 in the first quarter of 2009 and a non-GAAP net loss of $0.11 in the second quarter of 2008.

*Non-GAAP measures exclude certain share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP Reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

“Despite a challenging environment, our management team successfully delivered another profitable quarter, which came in ahead of our prior guidance,” said Hary Tanoesoedibjo, Chief Executive Officer of Linktone. “We remain vigilant about controlling costs while working diligently to execute our growth strategy and strengthen our operational and financial performance. Specifically, we continue to focus on utilizing distribution channels and developing new partnerships to deliver superior and unique content offerings.”

Mr. Tanoesoedibjo continued, “Our overseas development efforts are also progressing positively. Given the large population size and the high mobile penetration ratio in Southeast Asian markets and demand for high value and performance, our business development strategy has positioned us to capitalize on the growth and expansion of potential emerging markets. We continue to actively monitor the competitive landscape for strategic acquisitions and alliance opportunities. With this initiative in place and the synergy in customer base and operating experience in the Chinese and other Southeast mobile services markets, I am confident that Linktone is well positioned to develop another sizable and scalable revenue source over the long term as we strive toward our goal of achieving sustainable healthy growth in profitability.”

Second quarter Revenue Mix

Linktone’s second quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CRBT) and others (casual game and enterprise services).

Data-related services revenue was $10.6 million, representing 58% of total gross revenues, compared with $6.0 million or 41% for the first quarter of 2009. The sequential increase in Linktone’s data-related services revenue was primarily attributable to an increase in revenue from SMS services as we increased the number of strategic partnerships and content providers.

Data-related services breakdowns are as follows:

•	Short Messaging Services (“SMS”) revenue represented 55% of gross revenues, compared with 38% for the first quarter of 2009. SMS revenue was $10.1 million for the second quarter of 2009, compared with $5.6 million for the first quarter of 2009.

•	Multimedia Messaging Services (“MMS”) revenue represented 1% of gross revenues, compared with 2% for the first quarter of 2009. MMS revenue was $0.1 million for the second quarter of 2009, compared with $0.3 million for the first quarter of 2009.

•	Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue represented 2% of gross revenues compared with 1% for the first quarter of 2009. WAP and Java revenue was $0.4 million for the second quarter of 2009, compared with $0.1 million for the first quarter of 2009.

Audio-related services accounted for 39%, or $7.1 million of total revenues, compared with 56% or $8.3 million for the first quarter of 2009. The sequential decrease was primarily due to a decrease in IVR revenue as discussed below.

Audio-related service breakdowns are as follows:

•	Interactive Voice Response Services (“IVR”) revenue decreased to 32% of gross revenues, compared with 48% for the first quarter of 2009. IVR revenue was $5.8 million for the second quarter of 2009, compared with $7.1 million for the first quarter of 2009. The sequential decrease was due to fewer promotion activities in the quarter compared with active promotion during the spring festival season in the first quarter of 2009.

•	Color Ring-Back Tones (“CRBT”) revenue decreased to 7% of gross revenues, compared with 8% for the first quarter of 2009. CRBT revenue was $1.3 million for the second quarter of 2009, compared with $1.2 million for the first quarter of 2009.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the second quarter of 2009 include the following:

•	Gross margin was 34% of net revenues, or gross revenues minus business tax, compared with 35% for the first quarter of 2009 and 40% for the second quarter of 2008.

•	Operating profit was 1.3% of net revenues, compared with 0.4% for the first quarter of 2009 and 2.5% for the second quarter of 2008. The sequential increase was primarily attributable to an increase in revenue, which grew by 24% over the first quarter of 2009.

•	Operating expenses totaled $5.7 million, compared with $4.9 million for the first quarter of 2009 and $5.3 million for the second quarter of 2008. The sequential increase was due to higher selling, marketing and other general and administrative expenses as discussed below.

•	Selling and marketing expenses were $2.3 million, compared with $1.9 million for the first quarter of 2009 and $2.2 million for the second quarter of 2008. The sequential increase was due to higher spending on media buys to promote SMS services.

•	Product development expenses were $1.0 million, compared with $1.0 million for the first quarter of 2009 and $0.7 million for the second quarter of 2008.

•	Other general and administrative expenses were $2.4 million, compared with $2.0 million for the first quarter of 2009 and $2.4 million for the second quarter of 2008. The sequential increase was primarily due to higher professional fees incurred in connection with annual reporting and filing for 2008 and severance costs paid to former officers.

•	Interest income was $0.6 million in the second quarter of 2009, compared with an interest expense of $0.2 million for the first quarter of 2009. The increase was primarily due to a foreign exchange gain of $0.4 million from converting a Singapore dollar-denominated loan into United States dollars, which is the Company’s reporting currency. The conversion of this loan resulted in a foreign exchange loss of $0.4 million in the first quarter of 2009.

•	Net income from discontinued operations of $0.2 million was primarily attributable to the collection of certain bad and doubtful accounts receivable, as cash was subsequently received from customers, and the reduction of certain professional service costs, as a lower final cost was subsequently agreed.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $99.7 million on June 30, 2009, compared with $101.0 million on March 31, 2009. The decrease in cash and cash equivalents was primarily due to an additional loan of $1.1 million made to a related party. This new loan is secured and earns an interest of 10% per annum. Interest is payable on the loan on a quarterly basis.

•	Days Sales Outstanding for Continuing Operations (“DSO”), the average length of time required for the Company to receive payment for services delivered, was 83 days as of the end of the second quarter of 2009, compared with 109 days as of the end of the first quarter of 2009.

Third Quarter 2009 Outlook

For the third quarter ending September 30, 2009, Linktone anticipates gross revenues to be in the range of $18.0 million to $20.0 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of the Company’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

DISCONTINUED OPERATIONS

As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its second quarter 2009 financial results at 9:00 p.m. U.S. Eastern Time on August 25, 2009 (6:00 p.m. U.S. Pacific Time on August 25, 2009 and 9:00 a.m. Beijing/Hong Kong Time on August 26, 2009). The dial-in number for the call is 877-941-2068 for U.S. callers and 480-629-9712 for international callers. The management team will be on the call to discuss the quarterly results and highlights, and to answer questions from participants. A replay of the call will be available through September 8, 2009 and may be accessed by dialing 800-406-7325 (for U.S. callers) or 303-590-3030 (for international callers) and entering the passcode 4131163.

Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/press—release.jsp. An archived webcast of the call will be available for 90 days following the call.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into the ASEAN market, including the Indonesian market, and create synergies with MNC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters, for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its planned strategic cooperation with MNC, or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone‘’s services and brand; and the risks outlined in Linktone‘’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

Serena Shi
Linktone Ltd.
Tel: 86-10-6539-6802
Email: Serena.shi@linktone.com

The Piacente Group, Inc.
Brandi Piacente, brandi@thepiacentegroup.com
Kristen McNally, kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	June 30,
	2008	2009
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	81,593,823	85,451,770

Short-term investments	14,372,646	14,248,174

Accounts receivable, net	15,245,030	14,108,589

Tax refund receivable	1,240,718	2,192,441

Loans receivable from related parties	7,984,450	9,049,600

Deposits and other current assets	5,106,901	1,962,631

Deferred tax assets	1,479,554	1,202,076

Total current assets	127,023,122	128,215,281

¡¡	¡¡	¡¡

Property and equipment, net	1,031,543	726,901

Intangible assets, net	171,238	138,637

Goodwill	14,584,212	14,584,212

Deferred tax assets	116,235	92,802

Other long-term assets	476,368	420,325

¡¡	¡¡	¡¡

Total assets	143,402,718	144,178,158

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Taxes payable	4,097,447	4,311,658

Accounts payable, accrued liabilities and other payables	10,796,440	9,846,303

Deferred revenue	210,833	296,002

Deferred tax liabilities	87,947	178,235

Total current liabilities	15,192,667	14,632,198

¡¡	¡¡	¡¡

Total liabilities	15,192,667	14,632,198

¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,636,230 shares issued and outstanding as of December 31,2008 and June 30,2009)	42,063	42,063

Additional paid-in capital	137,560,175	137,713,089

Treasury stock	—	—

Statutory reserves	2,466,165	2,466,165

Accumulated other comprehensive income:	¡¡	¡¡

Unrealized gain on investment in marketable securities	—	—

Cumulative translation adjustments	7,363,186	7,291,835

Accumulated losses	(19,221,538)	(17,967,192)

Total shareholders’ equity	128,210,051	129,545,960

¡¡	¡¡	¡¡

Total liabilities and shareholders’ equity	143,402,718	144,178,158

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Six months ended
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2009	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	14,505,327	14,775,690	18,254,195	31,037,442	33,029,885

Sales tax	(513,200)	(499,281)	(688,923)	(1,118,857)	(1,188,204)

Net revenues	13,992,127	14,276,409	17,565,272	29,918,585	31,841,681

Cost of services	(8,347,625)	(9,299,707)	(11,613,627)	(16,429,667)	(20,913,334)

Gross profit	5,644,502	4,976,702	5,951,645	13,488,918	10,928,347

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡
	—	—	—	—	—
Product development	(689,664)	(962,344)	(989,118)	(1,471,890)	(1,951,462)

Selling and marketing	(2,195,416)	(1,934,102)	(2,286,112)	(5,102,453)	(4,220,214)

Other general and administrative	(2,416,580)	(2,022,922)	(2,440,520)	(5,124,833)	(4,463,442)

Total operating expenses	(5,301,660)	(4,919,368)	(5,715,750)	(11,699,176)	(10,635,118)

Income from operations	342,842	57,334	235,895	1,789,742	293,229

Interest income/(expense) (including interest income of $73,148 and $79,775 from a related party loan for the three months ended March 31, 2009 and June 30, 2009 respectively)	489,655	(168,511)	645,635	574,636	477,124

Other income	172,944	177,581	156,104	234,801	333,685

Income before tax	1,005,441	66,404	1,037,634	2,599,179	1,104,038

Income tax benefit/(expense)	(441,671)	13,102	(315,319)	(823,785)	(302,217)

Net income from continuing operations	563,770	79,506	722,315	1,775,394	801,821

Net income/ (loss) from discontinued operations	(11,147,114)	266,113	186,412	(16,565,993)	452,525

Net income/(loss)	(10,583,344)	345,619	908,727	(14,790,599)	1,254,346

Other comprehensive income/(loss):	866,690	(92,277)	20,926	2,444,649	(71,351)

Comprehensive income/(loss)	(9,716,654)	253,342	929,653	(12,345,950)	1,182,995

¡¡
—
Basic income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.00	0.00	0.00	(0.00)	0.00

Discontinued operations	(0.03)	0.00	0.00	(0.05)	0.00

Total net income/(loss)	(0.03)	0.00	0.00	(0.05)	0.00

Diluted income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.00	0.00	0.00	(0.00)	0.00

Discontinued operations	(0.03)	0.00	0.00	(0.05)	0.00

Total net income/(loss)	(0.03)	0.00	0.00	(0.05)	0.00

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—
Basic income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.01	0.00	0.02	0.05	0.02

Discontinued operations	(0.27)	0.01	0.00	(0.50)	0.01

Total net income/(loss)	(0.26)	0.01	0.02	(0.45)	0.03

Diluted income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.01	0.00	0.02	0.05	0.02

Discontinued operations	(0.26)	0.01	0.00	(0.50)	0.01

Total net income/(loss)	(0.25)	0.01	0.02	(0.45)	0.03

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—		—	—	—	—
Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡
	—	—	—	—	—
Basic	414,560,745	420,636,230	420,636,230	327,426,038	420,636,230

Diluted	415,269,708	420,933,080	421,179,097	328,277,049	421,056,088

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—		—	—	—	—
Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡
	—	—	—	—	—
Basic	41,456,075	42,063,623	42,063,623	32,742,604	42,063,623

Diluted	41,526,971	42,093,308	42,117,910	32,827,705	42,105,609

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended			Six months ended
—
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,
—
	2008	2009	2009	2008	2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—	—	—	—	—	—
Net income/(loss)	(10,583,344)	345,619	908,727	(14,790,599)	1,254,346

Stock based compensation expense	177,361	171,571	(18,657)	390,694	152,914

Provisions for impairment	6,014,946	-	-	6,014,946	-

Non-GAAP net income/(loss)	(4,391,037)	517,190	890,070	(8,384,959)	1,407,260

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—	—	—	—	—	—
Non-GAAP diluted income/(loss) per share	(0.01)	0.00	0.00	(0.03)	0.00

Non-GAAP diluted income/(loss) per ADS	(0.11)	0.01	0.02	(0.26)	0.03

Number of shares used in diluted per-share calculation	415,269,708	420,933,080	421,179,097	328,277,049	421,056,088

Number of ADSs used in diluted per-share calculation	41,526,971	42,093,308	42,117,910	32,827,705	42,105,609